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KPMG {LOGO}
     2500 Ruan Center
     666 Grand Avenue
     Des Moines, IA 50309


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MACC Private Equities Inc.
  And
The Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter dated September 30, 1999, that MACC Private Equities Inc. (the Company) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1999, and during the period June 10, 1999, (the date of our last similar examination) through September 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, and for the period June 10, 1999, through September 30, 1999, with respect to securities of MACC Private Equities Inc., without prior notice to management:

-- Count and inspection of all securities located in the vault of Brenton Bank and Trust Company in Cedar Rapids, Iowa; and

-- Reconciliation of all such securities to the books and records of the Company,

--   Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that MACC Private Equities Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999, and for the period from June 10, 1999, (prior report date) through September 30, 1999, is fairly stated in all material respects.

This report is intended solely for the information and use of management of MACC Private Equities Inc. and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.



                                    KPMG LLP {LOGO}


Des Moines, Iowa
September 30, 1999